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                                                             EXHIBIT 1.A.(13)(a)


RIDER FOR INSURED'S ACCIDENTAL DEATH BENEFIT

This benefit is a part of this contract only if it is listed on a contract data page.

Benefit

Subject to all the provisions of this benefit and of the rest of this contract, we will pay the amount of this benefit that we show on a contract data page for the Insured's accidental loss of life.

Payment of Benefit

We will include any payment under this benefit in the death benefit of this contract.

Conditions

Both of these conditions must be met: (1) We must receive due proof that the Insured's death was the direct result, independent of all other causes, of accidental bodily injury that occurred on or after the contract date. (2) The death must occur (a) no more than 90 days after the injury; (b) while the contract is in force; and (c) before the contract anniversary on or after the Insured's 100/th/ birthday.

Exclusions

We will not pay a benefit under this rider for death caused or contributed to by: (1) suicide or attempted suicide while sane or insane; or (2) infirmity or disease of mind or body or treatment for it; or (3) any infection other than one caused by an accidental cut or wound.

Even if death is caused by accidental bodily injury, we will not pay a benefit for it under this rider if it is caused or contributed to by: (1) service in the armed forces of any country at war; or (2) war or any act of war; or (3) travel by, or descent from, any aircraft if the Insured had any duties or acted in any capacity other than as a passenger at any time during the flight. But we will ignore (3) if all these statements are true of the aircraft: (a) It has fixed wings and a permitted gross takeoff weight of at least 75,000 pounds. (b) It is operated by an air carrier that is certificated under the laws of the United States or Canada to carry passengers to or from places in those countries. (c) It is not being operated for any armed forces for training or other purposes.
As used here, the word aircraft includes rocket craft or any other vehicle for flight in or beyond the earth's atmosphere. The word war means declared or undeclared war and includes resistance to armed aggression.

Benefit Charges

The monthly charge for this benefit is deducted on each monthly date from the contract fund. The amount of that charge is stated under Adjustments to the Contract Fund in the contract data pages.

Termination

This benefit will end on the earliest of:

     the end of the last day of the grace period if the contract is in default; the date the contract is surrendered for its net cash value;
     the end of the day before the first contract anniversary on or after the
      Insured's 100/th/ birthday; and
     the date the contract ends for any other reason.

Further, if you ask us in a form that meets our needs, we will cancel this benefit as of the first monthly date on or after the date we receive your request. Monthly charges due then and later will be reduced accordingly.

This Supplementary Benefit rider is attached to this contract on the Contract Date.